UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Marvel Enterprises, Inc.

                                (Name of Issuer)

            Common Stock ($.01 par value) - 57383M108 (CUSIP Number)

           Preferred Stock ($.01 par value)- 57383M207 (CUSIP Number)

                         (Title of Class of Securities)

                                 October 1, 1998

             (Date of Event Which Requires Filing of this Statement)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule is filed pursuant to the Rule 13d-1(c).

                                  SCHEDULE 13G

Common Stock ($.01 par value) - 57383M108 (CUSIP Number)

Preferred Stock ($.01 par value)- 57383M207  (CUSIP Number)

1        NAME OF REPORTING PERSON
                 Meadow Walk Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) /X/
                                                         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
                 Common Stock: 2,197,663 (SEE FT 1)
                 Preferred Stock: 814,786 (SEE FT 2)

6        SHARED VOTING POWER
                 0 (SEE FT 3)

7        SOLE DISPOSITIVE POWER
                 Common Stock: 2,197,663 (SEE FT 1)
                 Preferred Stock: 814,786 (SEE FT 2)

8        SHARED DISPOSITIVE POWER
                 0 (SEE FT 4)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 Common Stock: 2,197,663 (SEE FT 1)
                 Preferred Stock: 814,786 (SEE FT 2)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                 / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 Common Stock: 6.4% (SEE FT 5)
--------------------
        (FT 1) THIS NUMBER INCLUDES:
1,351,101 SHARES OF COMMON STOCK PLUS 846,562 SHARES OF COMMON STOCK (ASSUMING CONVERSION OF ALL SHARES OF PREFERRED STOCK INTO COMMON STOCK; SEE ITEM 4 FOR FURTHER DETAILS).
         (FT 2) THIS NUMBER INCLUDES:
814,786 SHARES OF PREFERRED STOCK (SEE ITEM 4 FOR FURTHER
DETAILS).
         (FT 3) BUT SEE ITEM 4
         (FT 4) BUT SEE ITEM 4
         (FT 5) THIS PERCENTAGE REPRESENTS THE TOTAL NUMBER OF COMMON SHARES HELD BY THE REGISTRANT, AND IT IS CALCULATED IN ACCORDANCE WITH THE RULE 13d-3 (SEE ITEM 4 FOR FURTHER DETAILS).

                 Preferred Stock: 4.6% (SEE FT 6)


12       TYPE OF REPORTING PERSON
              PN

--------
     (FT 6) THIS PERCENTAGE REPRESENTS THE TOTAL NUMBER OF PREFERRED SHARES HELD BY THE REGISTRANT, AND IT IS CALCULATED IN ACCORDANCE WITH THE RULE 13d-3 (SEE
ITEM 4 FOR FURTHER DETAILS).

                                  SCHEDULE 13G

Common Stock ($.01 par value) - 57383M108 (CUSIP Number)

Preferred Stock ($.01 par value)- 57383M207  (CUSIP Number)

1        NAME OF REPORTING PERSON
                 Barberry Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) /X/
                                                         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
                 Common Stock: 0
                 Preferred Stock: 0

6        SHARED VOTING POWER
                 0 (SEE FT 7)

7        SOLE DISPOSITIVE POWER
                 Common Stock: 0
                 Preferred Stock: 0

8        SHARED DISPOSITIVE POWER
                 0 (SEE FT 8)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 Common Stock: 0
                 Preferred Stock: 0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES                    / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          N/A


12       TYPE OF REPORTING PERSON
              CO

--------
         (FT 7) BUT SEE ITEM 4
         (FT 8) BUT SEE ITEM 4

                                  SCHEDULE 13G

Common Stock ($.01 par value) - 57383M108 (CUSIP Number)

Preferred Stock ($.01 par value)- 57383M207  (CUSIP Number)

1        NAME OF REPORTING PERSON
                 High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) /X/
                                                         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
                 Common Stock: 1,070,013 (SEE FT 9)
                 Preferred Stock: 204,382 (SEE FT 10)

6        SHARED VOTING POWER
                 0 (SEE FT 11)

7        SOLE DISPOSITIVE POWER
                 Common Stock: 1,070,013 (SEE FT 9)
                 Preferred Stock: 204,382 (SEE FT 10)

8        SHARED DISPOSITIVE POWER
                 0 (SEE FT 12)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------
         (FT 9) THIS NUMBER INCLUDES:
1,070,013 SHARES OF COMMON STOCK (ASSUMING EXERCISE OF ALL WARRANTS AND CONVERSION OF SHARES OF PREFERRED STOCK INTO COMMON STOCK, SEE ITEM 4 FOR FURTHER DETAILS).
         (FT 10) THIS NUMBER INCLUDES:
204382 SHARES OF PREFERRED STOCK (ASSUMING EXERCISE OF PREFERRED STOCK WARRANTS, SEE ITEM 4 FOR FURTHER DETAILS).
         (FT 11) BUT SEE ITEM 4
         (FT 12) BUT SEE ITEM 4

                 Common Stock: 1,070,013  (SEE FT 9)
                 Preferred Stock: 204,382 (SEE FT 10)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES                    / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Common Stock: 3.0% (SEE FT 13)
                 Preferred Stock: 1.1% (SEE FT 14)


12       TYPE OF REPORTING PERSON
              PN


--------
         (FT 13) THIS PERCENTAGE REPRESENTS THE TOTAL NUMBER OF COMMON SHARES HELD BY THE REGISTRANT, AND IT IS CALCULATED IN ACCORDANCE WITH THE RULE 13d-3 (SEE ITEM 4 FOR FURTHER DETAILS).
         (FT 14) THIS PERCENTAGE REPRESENTS THE TOTAL NUMBER OF PREFERRED SHARES HELD BY THE REGISTRANT, AND IT IS CALCULATED IN ACCORDANCE WITH THE RULE 13d-3 (SEE ITEM 4 FOR FURTHER DETAILS).

                                  SCHEDULE 13G

Common Stock ($.01 par value) - 57383M108 (CUSIP Number)

Preferred Stock ($.01 par value)- 57383M207  (CUSIP Number)


1        NAME OF REPORTING PERSON
                 Icahn, Carl C.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) /X/
                                                       (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
                 0

6        SHARED VOTING POWER
                 0 (SEE FT 15)

7        SOLE DISPOSITIVE POWER
                 0

8        SHARED DISPOSITIVE POWER
                 0 (SEE FT 16)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                 / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0

12       TYPE OF REPORTING PERSON
                 IN



--------
         (FT 15) BUT SEE ITEM 4.
         (FT 16) BUT SEE ITEM 4.

                                  SCHEDULE 13G

Common Stock ($.01 par value) - 57383M108 (CUSIP Number)

Preferred Stock ($.01 par value)- 57383M207  (CUSIP Number)


1        NAME OF REPORTING PERSON
                 Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) /X/
                                                          (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5        SOLE VOTING POWER
                 0

6        SHARED VOTING POWER
         0 (SEE FT 17)

7        SOLE DISPOSITIVE POWER
                 0

8        SHARED DISPOSITIVE POWER
                 0 (SEE FT 18)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES                    / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          N/A

12       TYPE OF REPORTING PERSON
                 OO


--------
         (FT 17) BUT SEE ITEM 4.
         (FT 18) BUT SEE ITEM 4.

                                  SCHEDULE 13G



ITEM 1

(a)      Name of Issuer: Marvel Enterprises, Inc. (f/k/a Toy Biz,
         Inc.)

(b)      Address of Issuers Principal Executive Offices:
                 685 3rd Ave.
                 New York, New York 10017


ITEM 2           Name, Address and Citizenship of Persons Filing

(a) - (c)        The persons filing this statement are Meadow Walk
                 Limited Partnership ("Meadow Walk"), a Delaware limited partnership, Barberry Corporation
                 ("Barberry"), a Delaware corporation, High River
                 Limited Partnership ("High River"), a Delaware limited partnership, Riverdale LLC (Riverdale"), a New York limited liability corporation and Carl C.
                 Icahn, a citizen of the United States of America
                 (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford
                 Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose address is c/o
                 Icahn Associates Corp., 114 West 47th Street, 19th
                 Floor, New York, New York 10036.

(d)              Title of Class of Securities:  Common Stock, par value
                 $.01
                 Title of Class of Securities: Preferred Stock, par value $.01

(e)              CUSIP Number for Common Stock: 57383M108
                 CUSIP Number for Preferred Stock: 57383M207


ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:



         (a)     /  /     Broker or Dealer registered under Section 15
                          of the Act
         (b)     /  /     Bank as defined in Section 3(a)(6) of the Act
         (c)     /  /     Insurance company as defined in Section
                          3(a)(19) of the Act
         (d)     /  /     Investment Company registered under Section 8
                          of the Investment Company Act
         (e)     /  /     Investment Adviser registered under Section 203 of
                          the Investment Advisers Act of 1940
         (f)     /  /     Employee  Benefit  Plan,  Pension  Fund  which is
                          subject to the  provisions of the Employee  Retirement
                          Income  Security  Act of 1974 or Endowment  Fund;  see
                          Section
                          240.13d-1(b)(1)(ii)(F)
         (g)     /  /     Parent Holding Company, in accordance with
                          Section 240.13d-1(b)(ii)(G)
         (h)     /  /     Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(H)

                                 NOT APPLICABLE

ITEM 4           Ownership

Ownership as of the filing date:

Meadow Walk has the sole power to vote and dispose of the 2,197,663 shares of Common Stock and 814,786 shares of Preferred Stock beneficially owned by it. High River does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common and Preferred Stock owned by it. However, Barberry, as general partner of Meadow Walk, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Meadow Walk to dispose or direct the disposition of, the 2,197,663 shares of Common Stock and 814,786 shares of Preferred Stock owned by Meadow Walk. Mr. Icahn, as the sole shareholder and managing officer of Barberry, may be deemed, for the purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Meadow Walk to dispose or direct the disposition of, the 2,197,663 shares of Common Stock and 814,786 shares of Preferred Stock owned by Meadow Walk.

The filing of this statement on Schedule 13G shall not be construed as an admission that Mr. Icahn or Barberry is for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 2,197,663 shares of Common Stock and 814,786 shares of Preferred Stock beneficially owned by Meadow Walk.


High River has the sole power to vote and dispose of the 1,070,013 shares of Common Stock and 204,382 shares of Preferred Stock beneficially owned by it. High River does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common and Preferred Stock owned by it. However, Riverdale, as general partner of High River, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with High River to dispose or direct the disposition of, the 1,070,013 shares of Common Stock and 204,382 shares of Preferred Stock owned by High River. Mr. Icahn, as the manager of Riverdale, may be deemed, for the purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with High River to dispose or direct the disposition of, the 1,070,013 shares of Common Stock and 204,382 shares of Preferred Stock owned by High River.

The filing of this statement on Schedule 13G shall not be construed as an admission that Mr. Icahn or Riverdale is for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,070,013 shares of Common Stock and 204,382 shares of Preferred Stock beneficially owned by High River.

As of the filing date Meadow Walk owns:

1.  1,351,101 shares of Common Stock and
2. 814,786 shares of Preferred Stock, convertible into Common Stock at the conversion rate of 1.039.

In addition, High River expects to receive the following warrants pursuant to the court approved reorganization plan for the case of In Re Marvel Entertainment Group, Inc., et al.(see Case No. 97-638-RRM, U.S. District Court for the district of Delaware):

1. 318,788 three-year warrants for Common Stock at $12.00 per share;
2. 539,873 four-year warrants for Common Stock at $18.50 per share; and

3. 204,382 six-month warrants for Preferred Stock at $10.65 per share.


ITEM 5           Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. [ ]

                                         NOT APPLICABLE


ITEM 6           Ownership of More than Five Percent on Behalf of
                 Another Person

                 Other than Registrants, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from, the sale of the securities.


ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                                 NOT APPLICABLE


ITEM 8           Identification and Classification of Members of the
                 Group

ITEM 8 is hereby amended by deleting the second sentence and inserting a new sentence in place thereof.


ITEM 9           Notice of Dissolution of Group

                                 NOT APPLICABLE


ITEM 10          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES


                 After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:   February 12, 1999


                                           /s/ Carl C. Icahn
                                           ---------------------------------
                                                Carl C. Icahn


                                           RIVERDALE LLC

                                           By: /s/ Carl C. Icahn
                                               -----------------------------
                                               Carl C. Icahn
                                               Manager



                                           HIGH RIVER LIMITED PARTNERSHIP


                                           By: Riverdale LLC

                                           By: /s/ Carl C. Icahn
                                               ----------------------------
                                               Carl C. Icahn
                                               Manager


                                           BARBERRY CORPORATION

                                           By: /s/ Carl C. Icahn
                                               -----------------------------
                                               Carl C. Icahn
                                               President



                                           MEADOW WALK LIMITED PARTNERSHIP


                                           By: Barberry Corporation

                                           By: /s/ Carl C. Icahn
                                               ----------------------------
                                               Carl C. Icahn
                                               Manager




(Signature page of Schedule 13G - Marvel)

EXHIBIT 1

                             JOINT FILING AGREEMENT


                 In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share and Preferred Stock, $.01 par value per share of Marvel Enterprises, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of February, 1999.

Dated:   February 12, 1999


By: /S/ CARL C. ICAHN
    Carl C. Icahn


    RIVERDALE LLC

By: /S/ CARL C. ICAHN
    Carl C. Icahn
    Manager



HIGH RIVER LIMITED PARTNERSHIP


By: Riverdale LLC

By: /S/ CARL C. ICAHN
    Carl C. Icahn
    Manager


    BARBERRY CORPORATION

By: /S/ CARL C. ICAHN
    Carl C. Icahn
    President



MEADOW WALK LIMITED PARTNERSHIP


By: Barberry Corporation

By: /S/ CARL C. ICAHN
    Carl C. Icahn
    Manager






      (Signature page of Schedule 13G - Joint Filing Agreement for Marvel)